MjLink.com, Inc.

3465 Gaylord Court, Suite A509

Englewood, Colorado 80113

Telephone (855) 933-3277

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D. C. 20549

Attn: Matthew Crispino

May 22, 2020

Re:	MjLink.com, Inc.
Form 1-A
Originally Filed on March 10, 2020
File No. 024-11154
SEC Comment Letter dated April 14, 2020

Amendment Number 2 (filed on May 22, 2020)

Dear Sir or Madam:

Please be advised that we have adjusted our business plan and related disclosure relative to the Covid-19 Pandemic and related concerns over social distancing and air travel, which present difficulties of conducting our “live investor events”. As such, as disclosed, we have launched our social network “powered” virtual conferences, the MjMicro Virtual Investor Conference, and we plan to launch three new virtual event platforms over the next 12 months, encompassing the investment community, b2b trade shows for brands and retailers, consumer enthusiast events, and large-scale consumer festivals.

Additionally, please be advised that we have eliminated additional disclosure that should have been deleted in Amendment Number 1 consistent with the following response we provided to Amendment No. 1:

As disclosed in our responses in connection with Amendment 1:

“We have reexamined the aspect of a spinout of MjLink from its parent, Social Life Network, Inc., as well as a possible listing for MjLink on the NYSE American or NASDAQ, and upon further examination, we have concluded that it is premature to undertake either of those actions. As such, we have eliminated all references and disclosure pertaining to the following: (a) a spinout of MjLink from its parent, Social Life Network, Inc.; (b) filing a Form S-1 Registration Statement in connection with (a); (c) taking MjLink public on the NYSE or NASDAQ or any other exchange or quotation medium.”

Please find below our responses to the Commission’s April 14, 2020 Comment Letter regarding the above-referenced 1-A. MjLink.com, Inc. is referred to herein as the “Company”, “we”, or “us”.

Amendment No. 1 to Offering Circular on Form 1-A

Cover Page

Response to Comment 1

We have amended our disclosure to consistently state that both the minimum offering amount per investor is $250 and the minimum amount for the entire offering is $1,000,0000.

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Response to Comment 2

We have added the disclosure that any changes to the offering will be reflected in an offering circular supplement or post qualification amendment as the circumstances dictate.

Certain Relationships and Related Party Transactions, page 51

Response to Comment 3

There have been no related party transactions.

Location at page 52

Description of Capital Stock

Response to Comment 4

We have corrected and updated our disclosure regarding our capital stock.

Location at pages 53-58

Exclusive Venue, page 53

Response to Comment 5

We have removed the disclosure regarding exclusive forum.

Condensed Consolidated Statements of Operations, page F-4

Response to Comment 6

We have included the net loss per share and weighted average shares outstanding used to determine  the net loss per share.

Condensed Consolidated Statement of Cash Flows, page F-6

Response to Comment 7

The disclosure in Amendment Number 1 was made in error and has been corrected since we did not have any prior period filings for MjLink as interim statements or disclosures; and this Reg A filing is our only public disclosure to date.

Note 1 – Organization and Description of Business Financial Statement Presentation, F-7

Response to Comment 8

The disclosure in Amendment number 1 was made in error and has been corrected since we did not have any prior period filings for MjLink as interim statements or disclosures, and the Reg A filing is our only public disclosure to date.

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Note 2 – Summary of Significant Accounting Policies Basis of Presentation, page F-7

Response to Comment 9

The correct disclosure in the 2019 10-K should not have stated "at MjLink" since Social Life Network, the parent company, assumed the cost of the MjLink hires until January 2, 2019. In particular, our Social Life Network activities for MjLink by our Chief Operating Officer at the time, Mr. Karnedy, was paid by Social Life Network and not by MjLink. No salary was accounted for at MjLink until the hire of George Jage as President of MjLink.

Principles of Consolidation, page F-8

Response to Comment 10

The prior disclosure in Amendment Number 1 regarding statement of consolidation has been deleted in Amendment Number 2 because MjLink does not have any subsidiaries which are consolidated into MjLink.

Reclassifications, page f-8, Plan of Distribution, page 62

Response to Comment 11

The prior disclosure in Amendment Number 1 has been removed since there were no prior period filings for MjLInk, and the Reg A is the only public disclosure to date.

Net Loss Per Share, page F-9

Response to Comment 12

The disclosure of the warrants was overlooked in Amendment 1, which we have eliminated in Amendment Number 2 because there will be no spinout effecting such warrants.

Exhibits

Response to Comment 13

We have adjusted disclosure regarding exclusive forum and governing laws.

Location at page

Response to Comment 14

The opinion letter has been corrected to reflect Delaware law.

General

Response to Comment 15

We have corrected our disclosure throughout the filing to reflect that MjLink is a subsidiary of Social Life Network, but not wholly owned and reflected the number of outstanding common stock shares of MjLink.

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Response to Comment 16

We have eliminated Note 8 consistent with our prior deletions regarding a spinout.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment number 2.

Sincerely yours,

By:	/s/ Ken Tapp
Ken Tapp, Chief Executive Officer

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